UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014
Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the earnings release of Seadrill Limited (the "Company"), announcing the Company's results for the second quarter ended June 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED (Registrant)
Dated: September 22, 2014
	By:	/s/ Georgina Sousa Georgina Sousa Secretary

EXHIBIT 99.1

Seadrill Limited (SDRL) - Second quarter 2014 results

Highlights
•	Seadrill Limited reports second quarter 2014 EBITDA* of US$641 million
•	The Seadrill Group* on a consolidated basis reports record EBITDA of US$865 million
•	Seadrill Limited reports second quarter 2014 net income of US$653 million and earnings per share of $1.29
•	Seadrill Limited maintains quarterly dividend at US$1 per share
•	Seadrill Group on a consolidated basis maintains orderbacklog of approximately US$20 billion
•	Seadrill secures contracts for the jack-up units West Tucana, West Telesto, West Ariel, and West Prospero and extends contract for the West Mischief. The total revenue potential for the new contracts is approximately US$433 million.
•	Seadrill sells 230 million shares of SapuraKencana raising approximately US$300 million in proceeds.
•	Seadrill Partners completes US$1.1 billion add-on term loan B
•	North Atlantic Drilling announces extensive Investment and Co-operation Agreement with Rosneft to partner in the Russian market.
•	Seadrill secures a contract with Total for employment of the West Jupiter. The contract is for a firm period of 5 years and has a total revenue potential for the primary contract term of approximately US$1.1 billion inclusive of mobilization.

Subsequent events
•	Seadrill and SapuraKencana's Joint Venture commenced operations of its first pipe-laying support vessel for Petrobras. The contract is for a period of five years with an extension option for an additional five years. Total revenue potential for the firm contract period is estimated at US$445 million.
•	Seadrill receives a commitment for a US$1.35 billion credit facility to refinance the credit facilities secured by the West Pegasus, West Gemini, and West Orion.
•	Seadrill completes voluntary exchange offer for US$650mm convertible bond
•	Seadrill sells an additional 28% interest in Seadrill Operating LP to Seadrill Partners for approximately $373 million
•	North Atlantic Drilling secures 5 contracts with Rosneft commencing in Russian waters from 2015 through 2017 with a total revenue potential for the primary contract term of US$4.1 billion.
•	Seadrill secures a contract with ExxonMobil for employment of the West Saturn. The contract is for a firm period of two years plus a one year option and has a total revenue potential for the primary contract term of approximately US$497 million, inclusive of mobilization.
•	North Atlantic Drilling enters into agreement to acquire a significant portion of Rosneft's land drilling fleet in Russia. Rosneft will receive a 30% ownership stake in NADL.
•	Seadrill completes US$1.5 billion ECA facility to finance the West Saturn, West Neptune, and West Jupiter.

* EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization.
* Seadrill Group defined as all companies currently consolidated or formerly consolidated into Seadrill Limited

Financial information

Second quarter 2014 results
Revenues for the second quarter of 2014 were US$1,222 million compared to US$1,221 million in the first quarter of 2014.

Operating profit for the quarter was US$476 million compared to US$890 million in the preceding quarter. The decrease is primarily due to inclusion of the gain on sale of the West Auriga sale of US$440 million in first quarter results.

Net financial and other items for the quarter showed a gain of US$71 million compared to a gain of US$2,239 million in the previous quarter. The gain is primarily related to the sale of SapuraKencana shares and income received from Seadrill Partners of US$59 million, partially offset by a loss from Archer of US$5 million and a loss on derivative positions of US$95 million.

Income taxes for the second quarter were (US$106 million), a decrease of US$141 million from the previous quarter.  The overall tax benefit for the quarter is primarily due to the release of a reserve following the resolution of uncertain tax positions.

Net income for the quarter was US$653 million representing basic and diluted earnings per share of $1.29 and $1.24, respectively.

Balance sheet
As of June 30, 2014, total assets were US$26,604 million, a decrease of US$887 million compared to the previous quarter.

Total current assets decreased to US$3,185 million from US$4,031 million over the course of the quarter, primarily driven by a decrease in cash and decrease in related party receivables from Seadrill Partners resulting from the refinancing of debt by Seadrill Partners.

Total non-current assets decreased to US$23,419 million from US$23,460 million primarily due to a decrease in non-current related party receivables from Seadrill Partners resulting from the refinancing of debt by Seadrill Partners offset by overall increases in newbuildings and drilling units.

Total current liabilities decreased to US$4,103 million from US$4,394 million largely due to a decrease in short term debt to related party as a result of settlement of balances with Seadrill Partners and a reduction in other current liabilities.

Long-term interest bearing debt decreased to US$10,025 million from US$10,728 million over the course of the quarter and total net interest bearing debt decreased to US$12,205 million from US$12,277 million.  The decrease is primarily due to the repayment of third party debt related to Seadrill Partners rigs which was refinanced by Seadrill Partners and normal quarterly installments.

Total equity increased to US$10,747 million from US$10,673 million as of June 30, 2014, primarily driven by net income for the quarter and offset by dividends paid.

Cash flow
As of June 30, 2014, cash and cash equivalents were US$543 million, a decrease of US$369 million compared to the previous quarter.

Net cash provided by operating activities for the six month period ended June 30, 2014 was US$881 million and net cash provided by investing activities for the same period was US$1,100 million.  Net cash used in financing activities was US$2,165 million.

Outstanding shares
As of June 30, 2014 common shares outstanding in Seadrill Limited totaled 468,890,719 including our holding of 360,214 treasury shares.  Additionally, we had stock options for 2.3 million shares outstanding under various share incentive programs for management, of which approximately 646,000 are vested and exercisable.  The Company currently holds a TRS agreement with exposure to 4 million shares in Seadrill which matures on September 3, 2014, with a strike price of NOK 234.2713 per share.  Since June 30th, the number of shares outstanding has increased by 23.8 million shares following the voluntary conversion of the convertible bond due in 2017.  The total number of shares outstanding after this is 493,078,684.

Operations
Offshore drilling units
During the second quarter, Seadrill had 17 floaters and 24 jack-up rigs in operation in Northern Europe, US Gulf of Mexico, Mexico, South America, Canada, West Africa, Middle East and Southeast Asia.  Additionally Seadrill manages 9 Seadrill Partners rigs comprised of 6 floaters and 3 tender rigs.  Seadrill also manages 3 tender rigs owned by SapuraKencana.

The Board is pleased with the operational uptime in the second quarter.  Seadrill Limited floaters (drillships and semi-submersible rigs) achieved an economic utilization rate of 96% in the second quarter compared to 94% in the first quarter.

The economic utilization for the Seadrill Group floaters on a consolidated basis was 94%, a material improvement over the 88% utilization in the first quarter.  Operational issues have been addressed and the Seadrill Group operated within the Board's targets during the second quarter.

Average economic utilization was 93% for our jack-up rigs in the second quarter compared to 97% in the preceding quarter.  The decrease in uptime was largely a result of the mobilization of four units to Mexico.

Table 1.0 Seadrill Limited contract status offshore drilling units

Unit	Current client	Area of location	Contract start	Contract expiry

Semi-submersible rigs
West Alpha **	ExxonMobil, Rosneft	Norway, Russia	Jan-14	Jul-22
West Venture **	Statoil	Norway	Aug-10	Jul-15
West Phoenix **	Total	UK	Jan-12	Oct-15
West Hercules	Statoil	Norway, Faroe Islands	Jan-13	Jan-17
West Eminence	Petrobras	Brazil	Jul-09	Jul-15
West Taurus	Petrobras	Brazil	Feb-09	Feb-15
West Orion	Petrobras	Brazil	Jul-10	Jul-16
West Pegasus	PEMEX	Mexico	Aug-13	Aug-16
West Eclipse	Total	Angola	Jan-13	Jan-15
West Mira (NB*)	Husky	South Korea - Hyundai Shipyard	Jun-15	Jun-20
West Rigel (NB*) **	Rosneft	Singapore - Jurong Shipyard / Russia	Aug-15	Jul-20
Sevan Driller ****	Petrobas	Brazil	May-10	June-16
Sevan Brasil ****	Petrobas	Brazil	Jul-12	Jul-18
Sevan Louisiana ****	LLOG	USA	May-14	Feb-17
Sevan Developer (NB*) ****		China - COSCO Shipyard

Drillships
West Navigator **	Shell, Centrica Enegi NUF, Rosneft	Norway	Jan-13	Jan-20
West Polaris	ExxonMobil	Angola	Mar-13	Mar-18
West Gemini	Total	Angola	Oct-13	Oct-17
West Vela	BP	USA	Nov-13	Nov-20
West Tellus	-	Las Palmas
West Neptune (NB*)	LLOG	South Korea - Samsung Shipyard / USA	Dec-14	Dec-17
West Saturn	ExxonMobil	South Korea - Samsung Shipyard / Nigeria	Jan-15	Jan-17
West Jupiter (NB*)	Total	South Korea - Samsung Shipyard / Nigeria	Nov-14	Nov-19
West Carina (NB*)		South Korea - Samsung Shipyard
West Aquila (NB*)		South Korea - DSME Shipyard
West Libra (NB*)		South Korea - DSME Shipyard
West Draco (NB*)		South Korea - Samsung Shipyard
West Dorado (NB*)		South Korea - Samsung Shipyard

HE Jack-up rigs
West Epsilon **	Statoil	Norway	Dec-10	Dec-16
West Elara **	Statoil	Norway	Mar-12	Mar-17
West Linus **	ConocoPhillips	Norway	May-14	May-19

BE Jack-up rigs
West Defender	PEMEX	Mexico	Sep-14	Sep-20
West Resolute	KJO	Saudi Arabia, Kuwait	Oct-12	Oct-15
West Prospero	Lundin	Malaysia	May-14	May-16
West Courageous	PEMEX	Mexico	Sep-14	July-21
West Triton	KJO	Saudi Arabia, Kuwait	Aug-12	Nov-14
West Vigilant	Talisman	Malaysia	Nov-13	Nov-14
West Intrepid	PEMEX	Mexico	May-14	Jan-21
West Ariel	ENI	Republic of Congo	Aug-14	Aug-16
West Cressida	Kris Energy	Thailand	Aug-14	Sep-14
West Freedom	Repsol, Cardon IV	Trinidad & Tobago, Venezuela	Feb-14	Dec-16
West Callisto	Saudi Aramco	Saudi Arabia	Nov-12	Nov-15
West Leda	ExxonMobil	Malaysia	Mar-14	Mar-15
West Mischief	ENI	Republic of Congo	Dec-12	Apr-15
AOD-1 ***	Saudi Aramco	Saudia Arabia	May-13	May-16
AOD-2 ***	Saudi Aramco	Saudia Arabia	Jul-13	Jun-16
AOD-3 ***	Saudi Aramco	Saudia Arabia	Oct-13	Oct-16
West Tucana	PVEP, Cabina Gulf Oil Company Limited	Vietnam, Angola	Mar-14	May-17
West Telesto	Premier, Origin Energy Limited	Vietnam, Australia	Dec-13	Apr-15
West Castor	Shell	Brunei	Dec-13	May-16
West Oberon	PEMEX	Mexico	May-14	May-20
West Titania	On Location	PEMEX
West Titan (NB*)		China - Dalian Shipyard
West Proteus (NB*)		China - Dalian Shipyard
West Rhea (NB*)		China - Dalian Shipyard
West Tethys (NB*)		China - Dalian Shipyard
West Hyperion (NB*)		China - Dalian Shipyard
West Umbriel (NB*)		China - Dalian Shipyard
West Dione (NB*)		China - Dalian Shipyard
West Mimas (NB*)		China - Dalian Shipyard

*	Newbuild under construction or in mobilization to its first drilling assignment.
**	Owned North Atlantic Drilling in which Seadrill owns 70.4 percent of the outstanding shares.
***	Owned by Asia Offshore Drilling in which Seadrill owns 66.2 percent of the outstanding shares.
****	Owned by Sevan Drilling in which Seadrill owns 50.11 percent of the outstanding shares.

Associated companies

Seadrill Partners
Seadrill Partners is a growth-oriented limited liability company formed by Seadrill Limited (NYSE: SDRL) to own, operate and acquire offshore drilling rigs with long term contracts. Seadrill Partners drilling rigs are under contracts with major oil companies such as Chevron, Total, BP and ExxonMobil with an average remaining contract term of 3.5 years.  Seadrill Partners intends to grow its' position in the offshore drilling market by providing superior service to customers with a modern, technologically advanced fleet. The Company intends to leverage the relationships, expertise and reputation of Seadrill Limited to re-contract the fleet under long-term contracts and to identify opportunities to expand the fleet through acquisitions.

Seadrill currently owns a total of 42,819,100 units which consists of both common and subordinated units of Seadrill Partners which represents 51.1% of the total outstanding units in Seadrill Partners.  This represent a gross value of US$1,440 million based on the closing share price of US$33.64 on August 26, 2014.  Seadrill also owns 100% of the incentive distribution rights in Seadrill Partners and receives approximately US$2 million in quarterly IDR distributions.  This is the initial IDR distribution received by Seadrill and based on the forecasted distribution growth at Seadrill Partners is expected to grow at an accelerated pace.

For more information on Seadrill Partners, see their separate quarterly report published on www.seadrillpartners.com.

North Atlantic Drilling ("NADL")
North Atlantic Drilling is a leading offshore harsh environment drilling company, aiming to be its customers' most important partner in making oil and gas available in a safe and cost-effective manner. The company has a fleet of eight harsh environment units in operation and one newbuild under construction. NADL's primary objective is to profitably grow its business to increase the long-term distributable cash flow to shareholders. The overall strategy is to focus on modern state-of-the-art offshore drilling units in harsh environments and the North Atlantic Basin.

Seadrill currently owns 169,663,723 shares in NADL or 70.4% of the Company, which represents a gross value of US$1,730.6 million based on the closing share price of US$10.23 on August 26, 2014.

For more information on NADL, see their separate quarterly report published on www.nadlcorp.com.

Archer Limited ("Archer")
Archer is an international oilfield service company specializing in drilling and well services listed on the Oslo Stock Exchange. Seadrill currently owns 231,053,240 shares in Archer, or 39.9%, which represents a gross value of US$398.0 million on the closing share price of NOK10.65 on August 26, 2014.  Archer contributed a loss of US$5 million to our second quarter net income.  After a weak performance in 2012 and 2013, management have done a solid job reorganizing the company and there are clear signs of improved operational performance.  Archer is reported as part of investment in associated companies under other financial items.  The book value of Seadrill's investment in Archer is US$1 million.

For more information on Archer Limited, see their separate quarterly report published on www.archerwell.com.

Sevan Drilling ASA ("Sevan Drilling")
Sevan Drilling is an offshore drilling company listed on the Oslo Stock Exchange.  Sevan Drilling owns and operates three ultra-deepwater rigs of the cylindrical Sevan design in Brazil and the US GoM and has one additional rig of similar design under construction. The third rig, the Sevan Louisiana commenced operations on May 28th on a three year contract with LLOG in the Gulf of Mexico.  The Board of Sevan Drilling expects delivery of the final newbuild in the fourth quarter 2014.

Seadrill's stake in Sevan is 50.1%, representing a gross value of US$136.9 million based on the closing share price of NOK2.84 on August 26, 2014.

For more information on Sevan Drilling, see their separate quarterly report published on www.sevandrilling.com.

Other investments

SapuraKencana Petroleum Bhd.("SapuraKencana")
SapuraKencana is a fully integrated Malaysian oil service provider listed on the Malaysian Stock Exchange.

On April 9, 2014 Seadrill sold 230 million shares of SapuraKencana raising US$296.5 million in proceeds net of transaction fees.  The total gain realized from this sale was US$131.2 million.  Seadrill continues to own 490 million shares, representing a 8.18% ownership stake.  Tor Olav Trøim will continue to serve as a board member of SapuraKencana with John Fredriksen as an alternate director.

Based on the closing share price of MYR4.3 on August 26, 2014 the total value of our shares is US$667.0 million.  We continue to invest in our Brazilian joint project in support of its PLSV newbuild program.  The first vessel Sapura Diamante recently commenced operations for Petrobras.  The contract is for a period of five years with an extension option for an additional five years. Total revenue potential for the firm contract period is estimated at $445 million.  The vessel commenced its charter three months ahead of schedule on June 28, 2014 and has had a utilization of nearly 99% since start up.

The joint venture has ordered 5 additional PLSV vessels which are expected to commence operation before year end 2016.  The construction of the vessels with IHC in Holland is progressing well and no delays or cost overruns are expected.  All vessels are fixed on long term charter to Petrobras and total order backlog for the six vessels is approximately US$3.8 billion.

 Additionally we continue to manage three tender rigs outside of Asia, and provide management administration and support services.

Seadrill remains a long-term strategic investor in SapuraKencana and, in connection with the sale, has entered into a lock up agreement for its remaining shares until the end of 2014.  Seadrill will continue to support SapuraKencana's strategy of growing its broad offshore service portfolio.  SapuraKencana has strengthened its position in the Asian market and has significant international growth opportunities.  SapuraKencana's position as an integrated service provider and upstream leaseholder creates a competitive advantage.  Seadrill expects many interesting cooperation opportunities going forward.  We are very pleased with the way the partnership with SapuraKencana has developed and the value which has been created.  We look forward to continued long term collaboration with one of our closest business partners.

Newbuilding program

Seadrill currently has 18 rigs under construction comprised of 7 Drillships, 3 Semi-submersibles, and 8 Jack-ups.  The West Saturn was delivered on August 22nd and we expect to take delivery of the West Neptune this week.  The West Jupiter is expected to be delivered in the next few weeks.

Total remaining yard installments for our newbuilds are approximately US$5.5 billion and US$1.4 billion has been paid to the yards in pre-delivery installments.  With 18 newbuilds still to be delivered Seadrill is well positioned for future growth.  Seadrill will refrain for the time being from ordering additional rigs until a clearer direction can be seen in the market.

As mentioned in our first quarter report, due to the high volume of deliveries taking place during 2014 and bottlenecks with equipment suppliers and subcontractors, it is likely several shipyards will not be able to meet contractual delivery dates.  It appears likely that the West Carina and several of the four ultra-deepwater drillships scheduled for delivery in the second half of 2015 will be delayed by up to 6 months from their original delivery date.  Seadrill has contractual rights to late delivery compensation in case the delay is caused by the yards and/or subcontractors and we continue to work with the yards to best manage our delivery schedule.  Additionally, construction continues to progress for the Sevan Developer, however significant equipment delays from Cosco subcontractors will likely result in a delivery date in October 2014.

New contracts and contract extensions

During the second quarter of 2014, we have entered into the following contracts and contract extensions:

In April, Seadrill secured new contracts for the jack-up units West Tucana, West Telesto, West Ariel, and West Prospero and extended the contract for the West Mischief.  The total revenue potential for the new contracts is approximately US$433 million.

In June Seadrill secured a contract with Total Upstream Nigeria Ltd for employment of the newbuild ultra-deepwater drillship West Jupiter, in support of the EGINA ultra-deep offshore project in Nigeria.  The contract is for a firm period of 5 years and has a total revenue potential for the primary contract term of approximately US$1.1 billion inclusive of mobilization.

Subsequent to the conclusion of the Second Quarter we entered into the following contracts:

In July, North Atlantic Drilling announced that 5 binding offshore contracts have been executed with Rosneft. The total revenue potential for the six contracts exclusive of mobilization is approximately US$4.1billion.  The executed contracts include 5 year contracts for the West Navigator, the West Rigel, the West Alpha, two harsh environment jack-up rigs, and a 2.5 year contract for a Gusto class Jack-up rig. These contracts commence in Russian and international waters from 2015 through 2017.  The contracts can be cancelled by either party before November 10, 2014.

In August North Atlantic Drilling announced the agreement to acquire approximately 150 land rigs from Rosneft.  The acquired units have been awarded 5 year contracts with Rosneft.

In August, Seadrill, in cooperation with indigenous partner Field Offshore Nigeria Ltd has secured a contract with Esso Exploration and Production Nigeria Limited, an ExxonMobil subsidiary, for employment of the newbuild ultra-deepwater drillship West Saturn, in support of the ERHA North Phase 2  project in Nigeria.  The contract is for a firm period of two years plus a one year option and has a total revenue potential for Seadrill and Field Offshore Nigeria Ltd for the primary contract term of approximately US$497 million, inclusive of mobilization.

Seadrill Limited order backlog as of August 27 is US$18.2 billion and US$23.3 billion for the Seadrill Group on a consolidated basis.  These figures include backlog related to Rosneft and exclude any backlog related to the pipelay vessels or Sete newbuild drillships.  The total estimated contract backlog of the excluded contracts is US$12.5 billion.

For more detailed information regarding daily rates and contract durations including escalation, currency adjustment or other minor changes to daily rates and duration profiles, see our fleet status report or news releases on our website www.seadrill.com

Market development

The oil market fundamentals continue to be strong with high and stable oil prices.  Except for very brief periods the oil price has remained above US$100 for the last 3.5 years and the global economy continues along its growth path following the financial crisis.  Even with these strong macro fundamentals oil companies seem to be unable to generate free cash flow to grow their businesses and have entered into a period of selectivity on projects as costs escalated across their entire portfolio of projects.  The current situation has some similarities to the situation in 2002-2003 when oil companies had limited free cash flow to develop new reserves.  This led to an increase in oil price between 2003-2008 when Brent moved from approximately US$40 to US$100 and resulted in increased investment by the oil companies.  Today, the the majority of low cost inventory has been produced and oil companies are entering a new phase in which recently discovered oil must be developed in order to grow production.  These reserves are in the deep and ultra-deepwater and are far more complex than reserves discovered in prior periods.  We can thereby assume that the amount of rig capacity which is needed to produce a barrel of offshore oil in the future will increase.

Over the long term, return on invested capital will be the ultimate driver of capital allocation decisions and the attractive economics of the deep and ultra-deepwater will lead to increased exploration and development spending in these regions.  This view is supported by most of the major oil companies.

Ultra-Deepwater Floaters
The near term market for ultra-deepwater drilling units continues to be challenging partly driven by a reduction in exploration drilling which has led to a slower growth rate in overall upstream spending.  However, there is evidence of positive developments in the number of tenders that have materialized for 2015 and 2016 projects.  In the meantime, independent E&P's could potentially fill some of the exploration gap that has been created by the cuts in exploration spending from the major oil companies.  Seadrill is currently working hard to secure this short term work on some of its near term availability, however competition is fierce.  The reduced activity level for the major oils has also led to a number of sublets which again puts further pressure on the market.

The reported overall contracting activity has increased however we see some industry participants, especially those with older units and significant portions of their fleet requiring renewal in the short term, driving prices down.  The uncertain cash flow profile of these older units is forcing contractors to make difficult decisions and lock up their best assets in order to gain some clarity on the near term outlook for their business.  Older 4th and 5th generations assets are quickly losing pricing power and rates are falling faster than high-specification units.  Many of these units are facing high capital expenditure requirements in order to remain part of the active fleet and owners of these assets face decisions to upgrade, swap out with a new unit, or retire the asset.  We have seen two examples of this recently in Norway that may prove to be a leading indicator for trends in the global market.  Worldwide, out of a total active floater fleet of approximately 300 units there are 128 units more than 25 years old.  It is estimated that 70 of these units will be required to have 5 year classing surveys between now and 2017.  The total cost for such a classifications can easily be in excess of US$100 million.

Seadrill remains in the best possible competitive position in the short term market while continuing to pursue longer term tenders that are on the horizon.

The longer term outlook for floaters remains solid.  The number of newbuild announcements has rapidly declined and existing newbuild projects are extending delivery dates.  Major oil companies continue to focus their activity on 6th generation units with high variable deckload capacity, dual BOP's, and dual activity capabilities in a bid to advance the safety and efficiency of the rigs they employ.  Several oil companies are also now introducing requirements for managed pressure drilling equipment.  This is not simply a matter of preference that can dissipate if customer preferences change.  This migration to a higher specification fleet is in part dictated by the increasingly challenging project requirements of recent discoveries.  Oil companies must now develop the challenging reserves discovered in recent years in order to replace reserves and grow production.

The main driver on the demand side will be the anticipated need to drill development wells to bring ultra-deepwater production from the present level of  approximately 1.3 million barrels per day to 5 million barrels per day forecast in 2020.  The delivery of 73 ultra-deepwater newbuildings from today until 2018 will increase capacity.  However, it can be anticipated that a significant part of the 128 rigs that are more than 25 years old will be retired from service as they come up for classing surveys due to uneconomic classification budgets.  At the same time, ordering of new rigs has more or less stopped which sets the framework for a sharp upturn when demand and supply again are balanced.

Activity in Brazil has shown the most notable improvement as Petrobras tendered their first new rig in three years and is progressing through the acceptance process for the 2015 extensions.  Following a year when the market saw a number of rigs leaving the country this is certainly a step forward.  Although a seemingly bearish sign to see rigs leaving the biggest operator, it was in fact a very natural market development and a perfect example of the bifurcation and fleet renewal that is occurring on a global scale today.  In addition to Petrobras' initial tender and expected extension of six rigs that have contracts expiring in 2015, it is expected that an additional three to four assets will be needed in the sort term to meet drilling requirements on the Libra field, with up to ten units expected to be required in total.

The West African market continues to be an active region for tendering activity as oil companies' move into their next budgeting cycle.  In particular we see opportunities in Nigeria, Angola, and Ghana as companies work through regulatory approval processes.  As demonstrated by our contract announcements for the West Jupiter and West Saturn, tenders will get completed; however patience and working constructively with stakeholders are key for success.  Additionally, there is a clear trend that going forward companies will need to develop a strong local presence to be competitive in these markets.  Not only is there political pressure to increase local content, but also a clear economic benefit in replacing international workers with local crew.

The US Gulf of Mexico is the primary market that may see a pickup in short term exploration activity given the number of indigenous independent E&P companies in the region.  We have already seen opportunistic independent oil and gas companies use the present market weakness to tender for projects where profitability has improved due to lower rig rates. We see some potential to fill in a portion of the exploration spending that has been cut by the major oil companies.  Longer term opportunities will materialize, however we expect this to be pushed into 2015 and 2016 similar to other regions.

In Mexico, the energy reform process is progressing at an impressive pace.  Following the acceptance of major oil companies into the region and the beginning of formal licensing rounds, demand for floaters should follow.  Seadrill continues to be well positioned with PEMEX having operated the West Pegasus for the last 2.5 years with a high degree of success and more recently mobilizing 5 jack-ups to the region.  In the intermediate term, prior to the awarding of licenses to major oil companies there may an opportunity for a number of additional floaters based on the current budgeted spending from PEMEX.

The demand outlook for Arctic Regions has improved materially over the course of the last year as Rosneft firmed up drilling plans for the Russian Arctic, Caspian and Black Seas.  In order to retain drilling permits approximately 100 wells must be drilled over the next decade.  North Atlantic Drilling's recent contract announcements as part of the broader Investment and Cooperation Agreement with Rosneft highlights the Group's first mover advantage in the region.  Over time we expect the Russian Arctic to transform into one of the most unique and interesting opportunity sets globally.  However, all is not bullish in the harsh environment areas.  In Norway, Statoil is currently high-grading its fleet and forcing older units out of the region.  It will take some time for this process to complete and rig owners may face difficult decisions around upgrading units.  During this period it is likely that the bifurcation in pricing between more capable and less capable units will be exacerbated.

Premium jack-up rigs
Operators continue to appreciate the enhanced recovery factors that premium units provide and there is still a shortage of capable units in the near term.  The medium term outlook for the business is a bit uncertain taking into account the 139 new units currently under construction.  However, amongst a total global fleet of nearly 500 units, of which approximately half are 30 years old or more it appears that these supply additions are manageable in the long term.  It also remains to be seen how many of the rigs under construction ultimately make it to the market given the number of thinly capitalized players pursuing newbuilds.  Scrapping activity has subsided in light of the strong near term fundamentals; however it is likely that additional units are removed from the market as this building cycle advances.

From a regional perspective there is a slight oversupply in Southeast Asia due to the region's proximity to yards and the high number of regional players not equipped to operate outside the region.  This has resulted in more attractive margins in West Africa, the Middle East, and Mexico.  Seadrill has taken advantage of its position as a global operator with premium units and repositioned accordingly as contracts expire.

Corporate strategy, dividend and outlook

Growth and Investments
Seadrill has the highest percentage of its assets in premium classes amongst all drillers.  93% of our floater fleet is 6th generation ultra-deepwater and 100% of our jack-up fleet is high specification.  We seek to keep this high exposure to premium asset classes intact with our investments, strategic M&A, and divestitures.  This portfolio mix provides through-cycle outperformance by maintaining a higher utilization and stronger net cash flow.

During the second quarter Seadrill invested US$100 million in Seadrill Partners concurrently with Seadrill Partners' US$200mm public equity offering.  Subsequently, Seadrill Partners acquired an additional 28% interest in Seadrill Operating LP for approximately US$373 million. After completion of the acquisition, Seadrill owns a 42% interest in Seadrill Operating LP.  Seadrill expects to continue to participate in future equity offerings based on the merits of the investment.

The Board of Seadrill Partners has set high targets for growth and dividend distribution.  The Board of Seadrill is comfortable that such high growth can be achieved based on dropdowns from Seadrill's existing fleet and funded by operating cash flow and by accessing the public debt and equity markets.  The current weakness in the rig market can create opportunities for Seadrill Partners to acquire rigs with contracts from other operators that are not adequately capitalized.

In May Seadrill and North Atlantic Drilling announced an Investment and Co-operation agreement with Rosneft in order to pursue growth opportunities offshore and onshore in the Russian market through at least 2022.  As part of the Agreement, 5 binding offshore contracts have been executed with Rosneft.  The executed contracts include 5 year contracts for the West Navigator, the West Rigel, the West Alpha, and two harsh environment jack-up rigs. These contracts commence in Russian and international waters from 2015 through 2017.  Additionally, NADL has agreed to acquire a significant portion of Rosneft's land drilling fleet in Russia.  Rosneft will receive as consideration an approximate 30% stake in NADL by receiving primary shares at the price agreed upon in May of US$9.25 per share, but as the value of these shares are higher than the purchase price for the land business, Rosneft will pay the balance to NADL in cash.  The transaction is expected to close during the fourth quarter of this year.  According to the agreement, any break rights expire on November 10, 2014.  Upon closing Rosneft will be entitled to appoint two of seven Board seats on NADL's Board of Directors.

The potential for additional demand for drilling services from Rosneft is high.  An oil discovery in the University-1 well, where the West Alpha is currently drilling for Exxon and Rosneft in the Kara Sea, is a potential triggering event.

Revenue backlog
Seadrill Limited order backlog as of August 26, 2014 is US$18.2 billion and US$23.3 billion for the Seadrill Group on a consolidated basis.  These figures include backlog related to Rosneft and excludes backlog related to the pipelay vessels and Sete newbuild drillships.  The total estimated contract backlog of the excluded contracts is US$12.5 billion.  For the Group, the average contract duration for contracted floaters is 37 months.

Orderbacklog for Seadrill Limited's floater fleet is US$12.6 billion
Orderbacklog for Seadrill Limited's jack-up fleet is US$5.5 billion, and US$400 million for tender units.   Most capacity has been firmed up for the jack-up fleet.  Assuming final conclusion of the Pemex contract for the West Titania, the average contract length for contracted jack-up units will be 32 months.

Financial flexibility
Since the beginning of 2014 Seadrill has secured US$7.3 billion in new financing commitments with a number of capital market and bank funding transactions.  The Seadrill Group has gone to great lengths to diversify its sources of funding through opportunistic capital raises in the secured ECA, secured bank, unsecured bond, convertible bond, Term Loan B, and MLP markets.  Having access to numerous markets reduces refinancing risk and leads to decreased cost of capital that ultimately maximizes value creation for shareholders.  Seadrill's diversified funding strategy has resulted in the Company being in the best possible financial situation in the Company's history, with significant financial flexibility to support the dividend and prepared to act on attractive acquisition opportunities created by the temporary weakness in the market.

In June, Seadrill Partners completed a US$1.1 billion Term Loan B.  The transaction, originally marketed as a US$1 billion facility and upsized to US$1.1 billion, is an add-on to the existing US$1.9 billion facility executed in February of this year and priced at the existing loan's rate of Libor plus 3%.  This represents a continuation of the strategy to refinance the existing debt of rigs sold to Seadrill Partners at the partnership level and with a more appropriate amortization profile.  With this financing, another important step in improving Seadrill Partners' financial structure is complete and the Company is well positioned for future growth.  The addition of another two units to the Borrower Group increases contract duration and further diversifies the cash flows supporting the Company's credit.  By upsizing the loan, the market has acknowledged Seadrill Partners' long term contracted cash flow, visible growth profile and high quality fleet.

During the remainder of the year we will continue to explore financing alternatives to refinance the remaining related party debt on the West Vencedor, T-15 and T-16 at the Seadrill Partners level and continue to release capital associated with dropdown transactions already executed.

Additionally in June Seadrill Partners priced a successful US$200 million equity offering in conjunction with a US$100 million private placement to Seadrill Limited.  This was the first Seadrill Partners equity offering done without being linked to specific acquisition and demonstrates Seadrill Partners' strong track record in the equity markets.  This strong performance has enabled a new level of flexibility as being ready for a dropdown does not always coincide with favorable equity market conditions.

Following the equity offering, in July Seadrill Partners acquired an additional 28% in Seadrill Operating LP for approximately US$373 million from Seadrill Limited.  With a diversified fleet Seadrill Partners now has the flexibility to acquire operating company units.  Going forward Seadrill expects to continue to dropdown additional units and sell operating company units to Seadrill Partners.

In July, Seadrill received commitments from 17 banks for a US$1.35 billion credit facility with a 5 year term and 10 year amortization profile to refinance the credit facilities secured by the West Pegasus, West Gemini, and West Orion.  The transaction was initially launched as a US$900 million facility secured by two ultra-deepwater units.  However, due to strong interest from the Company's banking group, the facility was upsized to US$1.35 billion by including one additional ultra-deepwater unit in the collateral package.  The new loan was substantially oversubscribed, demonstrating the strength of Seadrill's credit in the banking market.  This refinancing will provide Seadrill with roughly US$350 million in additional cash.

Seadrill also completed a US$1.5 billion ECA facility in July to finance three 2014 deliveries, the West Saturn, West Neptune, and West Jupiter.  The Company is pleased with the progress to date in the market for ECA funding and looks forward to additional transactions with this strong lending group.

Additionally, we have received positive indications to support the funding of the remaining newbuilds to be delivered from shipyards in South Korea, Singapore and China, which is currently under consideration.  These indications are based on a combination of ECA and commercial bank solutions similar to the recently concluded facilities.

Following the conclusion of these transactions, the Company will be left with one ultra-deepwater and four jack-up units to be refinanced in 2015 and one ultra-deepwater and four jack-up units in 2016, representing a total of US$1.2 billion to be refinanced.

Lastly in July, Seadrill successfully completed a voluntary exchange offer for its US$650mm convertible bond with a combination of cash and shares.  As a result, total debt was reduced by US$650 million and the number of common shares increased by approximately 23.8 million shares.

The strength of Seadrill's funding strategy and credit profile is reflected in the numerous transactions described above.  Similar to our best in class operating model and fleet profile, Seadrill has exacting standards in place for its funding strategy.  This high standard leads to the tightest margins attainable and ultimately accrues to all stakeholders in the business via higher return on invested capital.  By exploring numerous markets Seadrill ensures that the best pricing is made available in order to attractively fund our growth profile and support our dividend.

The development of the Seadrill Group into Seadrill Limited, NADL, Seadrill Partners, and Seamex and the increased standalone financing of these units has created a more balanced group.  However, in the case of the deconsolidation of Seadrill Partners accounting effects negatively impacted our covenant calculations.  In order to more appropriately align our covenants with the corporate structure, the Company has initiated discussions with our banks in order to include dividend income from non-consolidated companies as part of the EBITDA definition. The lead banks have supported this and the Company expects that a final conclusion can be reached in the second half of 2014.

The Seadrill Group's total secured bank debt as of June 30th represents approximately 55% of total Group debt outstanding.  This illustrates the capital structure transformation the Company has gone through which has resulted in increased financial flexibility.

Other Significant Investments
We have investments in other listed offshore drillers and oil service companies.  At present, Seadrill's investment portfolio includes a 39.9% holding in Archer Limited, an 8.18% holding in SapuraKencana, and a 51.1% holding in Seadrill Partners.  In addition we hold 70.4% of North Atlantic Drilling, and 50.11% of Sevan Drilling.

At current market prices, the total net value of these investments is approximately US$4.4 billion.

The first of the six pipelay vessels, which we own in a 50/50 joint venture with Sapura Kencana, was completed by the yard on May 27th and commenced operations on July 3rd on a 5 year contract with Petrobras.  The Board is pleased to observe that the construction of the vessel and build up of the organization has progressed in line with the original plan.  After delivery all vessels will be employed on long term charters to Petrobras. Total orderbacklog of the charter arrangements are US$3.8 billion.    The Board of Seadrill, together with our partner, is evaluating how the shareholders in Seadrill can extract maximum long term value from this non-core investment.

Quarterly Cash Dividend
The Board has in connection with the disclosure of second quarter results evaluated the current dividend level.  Particular emphasis has been put on financial position, order backlog and future  prospects.  The Board has resolved to maintain the regular quarterly dividend at US$1.00 per share. The Board had communicated earlier that this dividend level is sustainable until at least the end of 2015.  With the recent contract announcements and the solid execution on the financing side, the Board is pleased to report that we feel increasingly comfortable that this period can be extended well into 2016 without any significant recovery in the market. As future units are introduced into the fleet, operating results are likely to show strong growth.  This, combined with a more efficient debt structure as achieved by the term loan B financing, creates opportunities for increased direct distributions to shareholders.

The ex-dividend date has been set to September 4, 2014, record date is September 8, 2014 and payment date is on or about September 18, 2014.

Outlook
The Board is very pleased with the strong operating performance during the second quarter.  The management team and employees did an outstanding job working through the challenges during the first quarter and the benefits of a uniform fleet were realized.  Operational excellence is a core focus of Seadrill.  It leads to repeat business and has established the Company as the partner of choice for the world's leading oil companies.

In addition to operational excellence, Seadrill prides itself on being innovative; this is how best in class returns are generated for our shareholders.  In 2005 we were the only driller to focus on high end assets that tend to be employed through the cycle.  Industry participants recognized the success of this strategy and are attempting to replicate it to a degree.  The evolution and maturity of Seadrill has brought us to a point in time where we are capable of providing both single assets and solutions to clients.  This is what we have done in Mexico, Brazil, Saudi Arabia, and most recently with Rosneft.  This is an evolutionary process that continuously keeps the Company on its front foot in order to drive growth and value creation for our shareholders.  The establishment of subsidiaries also creates companies focused on a particular theme and better suited to accommodate the need for more local content.  For Seadrill Partners it is long term contracts, and for North Atlantic, Arctic and harsh environments.  This focus provides investors with an opportunity to participate in unique themes while at the same time providing the companies with new sources of funding.

After concluding the financing for the four 2015 and 2016 drillship deliveries Seadrill will only have a total of US$1.2 billion remaining to finance in 2015 and 2016.

The strong performance of Seadrill Partners' equity has added a new level of financial flexibility for the Company.  The distribution growth at Seadrill Partners permitted the most recent offering to be executed without a specific transaction associated with it.  We look forward to continuing to grow Seadrill Partners' distributions and asset base.  A growth rate of at least 15% is targeted, achieved by additional drop downs and operating company unit acquisitions.

After a year with very few fixtures we have started to see some increased tendering activity, however this has not influenced dayrates, where the trend is still negative. 2014 and 2015 will be challenging years; however Seadrill Group has only one unit currently without and only 14 rig years uncommitted for 2015 out of a total fleet of 57 rig years, which translates to 76% contract coverage.

Out of the Seadrill Group's fleet of 51 delivered units only 2 units are built prior to 2000.  By comparison our 5 major competitors have an average of 38 units each delivered prior to 2000.  It is clear that our competitors will have significant challenges in maintaining earnings and supporting the upgrading and classification costs for these units.

The Board is pleased with the progress of the Investment and Cooperation Agreement with Rosneft.  North Atlantic recently announced the signing of the first group of offshore units to enter the region representing US$4.25 billion in order backlog and the West Alpha spudded the first well in the Kara Sea in August.  Subsequently, the acquisition of a significant portion of Rosneft's land drilling fleet was announced in August.  The transaction is expected to close during the fourth quarter of this year and we look forward to a long and successful partnership with Rosneft.  Following the signing of the offshore agreements new governmental regulations were announced that apply to offshore drilling activity in Russia.  We are currently evaluating the situation and monitoring all developments.

Third quarter EBITDA is expected to be roughly in line with second quarter results for the Seadrill Group on a consolidated basis and the Group is on track to earn US$10 million in EBITDA per day by the end of the year.  Expectations for the third quarter includes approximately 106 days of downtime experienced on our deepwater rigs quarter to date.

The current weakening of the market caused by the oil companies cash flow situation may create interesting opportunities to acquire rig assets and companies.  Seadrill will evaluate these opportunities on a case by case basis.  However, it should be stated that Seadrill's strong focus on maintaining dividend capacity and on modern assets clearly limits potential targets.

Forward-Looking Statements

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company's fleet, the cost and timing of shipyard and other capital projects,  the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers,  fluctuations in the international price of oil, international financial market conditions including the international financial crisis, changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally.  Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Registration Statement on Form 20-F.

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

August 27, 2014
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd represented by:

Per Wullf:	Chief Executive Officer and President
Rune Magnus Lundetræ:	Chief Financial Officer and Senior Vice President

Media contact
Rune Magnus Lundetræ
Chief Financial Officer
Seadrill Management Ltd.
+44 (0) 7766 071010

Seadrill Limited

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and six months ended June 30,  2014 and 2013

(In US$ millions)

	Three Months Ended June 30,		Six Months Ended June 30,
Operating revenues	2014	2013	2014	2013
Contract revenues	1,114	1,145	2,206	2,340
Reimbursable revenues	73	110	109	174
Other revenues	35	13	128	19
Total operating revenues	1,222	1,268	2,443	2,533

Gain on disposals	—	—	440	61

Operating expenses
Vessel and rig operating expenses	437	439	929	921
Reimbursable expenses	69	100	101	159
Depreciation and amortization	165	158	339	319
General and administrative expenses	75	64	148	136
Total operating expenses	746	761	1,517	1,535

Net operating income	476	507	1,366	1,059

Financial items and other income and expense
Interest income	32	6	43	10
Interest expense	(124)	(96)	(242)	(204)
Share in results from associated companies	54	(26)	74	(24)
(Loss)/gain on derivative financial instruments	(95)	141	(132)	136
Foreign exchange gain	22	14	7	27
Gain on realization of marketable securities	131	—	131	—
Gain on sale of tender rig business	—	1,256		1,256
Gain on deconsolidation of Seadrill Partners	—	—	2,339	—
Other financial items	51	(3)	90	23
Total financial items and other income and expense	71	1,292	2,310	1,224

Income before income taxes	547	1,799	3,676	2,283

Income taxes	106	(49)	71	(93)
Net income	653	1,750	3,747	2,190

Net income attributable to the non-controlling interest	48	23	74	54
Net income attributable to the parent	605	1,727	3,674	2,136

Basic earnings per share (U.S. dollar)	1.29	3.68	7.82	4.55
Diluted earnings per share (U.S. dollar)	1.24	3.53	7.48	4.38
Declared regular dividend per share (U.S. dollar)	1.00	0.91	2.00	1.79

See accompanying See accompanying notes that are an integral part of these Consolidated Financial Statements. that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2014 and 2013
(In US$ millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013

Net income	653	1,750	3,747	2,190
Other comprehensive (loss) / income, net of tax:
Change in unrealized (loss)/ gain on marketable securities, net	(81)	206	(193)	187
Change in unrealized foreign exchange differences	4	—	(23)	—
Change in actuarial loss relating to pension	(2)	7	(11)	5
Change in unrealized gain on interest rate swaps in VIEs and subsidiaries	(2)	2	(51)	4
Other	—	—	49	—
Other comprehensive (loss)/ income:	(81)	215	(229)	196

Total comprehensive income for the period	572	1,965	3,518	2,386

Comprehensive income attributable to the non-controlling interest	46	26	23	60
Comprehensive income attributable to the parent	526	1,939	3,495	2,326

See accompanying See accompanying notes that are an integral part of these Consolidated Financial Statements. that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED BALANCE SHEETS
as of June 30, 2014 and December 31, 2013
(In US$ millions)

	June 30, 2014		December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	543		744
Restricted cash	237		168
Marketable securities	933		416
Accounts receivables, net	824		1,042
Amount due from related party	346	366	101
Assets held for sale -current	76		—
Other current assets	226		363
Total current assets	3,185		2,834
Non-current assets
Investment in associated companies	3,294		140
Marketable securities	607		666
Newbuildings	2,593		3,419
Drilling units	14,008		17,193
Goodwill	886		1,200
Restricted cash	126		150
Deferred tax assets	47		37
Equipment	47		49
Amount due from related party non-current	261		—
Assets held for sale - non-current	1,048		—
Other non-current assets	502		612
Total non-current assets	23,419		23,466
Total assets	26,604		26,300
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	2,147		1,566
Trade accounts payable	61		90
Short-term debt to related party	106		55
Liabilities associated with assets held for sale - current	57		—
Other current liabilities	1,732		2,114
Total current liabilities	4,103		3,825
Non-current liabilities
Long-term debt	10,025		11,900
Long-term debt due to related parties	888		1,415
Deferred tax liabilities	73		60
Liabilities associated with assets held for sale - non-current	26		—
Other non-current liabilities	742		898
Total non-current liabilities	11,754		14,273
Equity
Common shares of par value US$2.00 per share: 800,000,000 shares authorized 468,890,719 outstanding at June 30, 2014 (December 31, 2013, 468,978,492)	938		938
Additional paid in capital	2,690		2,641
Contributed surplus	1,956		1,956
Accumulated other comprehensive income	350		528
Retained earnings	4,198		1,449
Total shareholders' equity	10,132		7,512
Non-controlling interest	615		690
Total equity	10,747		8,202
Total liabilities and equity	26,604		26,300

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2014 and 2013
(In US$ millions)

	Six Months Ended June 30,
	2014	2013
Cash Flows from Operating Activities
Net income	3,747	2,190
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	339	319
Amortization of deferred loan charges	23	21
Amortization of unfavorable and favorable contracts	(53)	(12)
Amortization of mobilization revenue	(103)	(57)
Share of results from associated companies	(52)	24
Share-based compensation expense	5	3
Gain on disposals and deconsolidations	(2,779)	(1,327)
Unrealized gain / (loss) related to derivative financial instruments	36	(180)
Dividends received from associated companies	311	15
Deferred income tax	(8)	(19)
Unrealized foreign exchange loss / (gain) on long-term debt	(12)	(28)
Payments for long-term maintenance	(172)	(118)
Gain on realization of marketable securities	(138)	—
Other	(52)	(15)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Unrecognized mobilization fees received from customers	117	93
Trade accounts receivable	(34)	(207)
Trade accounts payable	4	22
Prepaid expenses/accrued revenue	(7)	26
Other, net	(291)	(79)
Net cash provided by operating activities	881	671

Cash Flows from Investing Activities
Additions to newbuildings	(1,165)	(1,364)
Additions to drilling units and equipment	(145)	(350)
Sale of rigs and equipment	—	48
Business combinations and step acquisitions, net of cash acquired	—	(531)
Sale of business, net of cash disposed	673	1,991
Cash in deconsolidated subsidiaries	(90)	—
Change in restricted cash	(45)	(19)
Investment in associated companies	(367)	(104)
Purchase of marketable securities	(150)	—
Loan granted to related parties	—	(125)
Payments received from loans granted to related parties	2,082	10
Proceeds from disposal of marketable securities	307	—
Net cash provided/(used) in investing activities	1,100	(444)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the six months ended June 30, 2014 and 2013
(In US$ millions)

	Six Months Ended June 30,
	2014	2013
Cash Flows from Financing Activities
Proceeds from debt	1,802	2,062
Repayments of debt	(2,651)	(1,388)
Debt fees paid	(14)	(31)
Proceeds from debt to related party	90	409
Repayments of debt to related party	(532)	(834)
Dividends paid to non-controlling interests	(35)	(33)
Contribution from non-controlling interests, net of issuance costs	114	—
Proceeds relating to share forward contracts and other derivatives	—	125
Purchase of treasury shares	(18)	(11)
Employee stock options exercised	4	—
Dividends paid	(925)	(407)
Net cash used in financing activities	(2,165)	(108)

Cash reclassified as held for sale	(17)	—

Net (decrease)/increase in cash and cash equivalents	(201)	119
Cash and cash equivalents at beginning of the period	744	318
Cash and cash equivalents at the end of period	543	437

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(224)	(131)
Taxes paid	(163)	(48)

See accompanying See accompanying notes that are an integral part of these Consolidated Financial Statements. that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2014 and 2013
(In US$ millions)

	Common shares	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	NCI	Total equity
Balance at December 31, 2012	938	2,332	1,956	194	83	521	6,024
Sale and purchase of treasury shares, net	1	(11)	—	—	—	—	(10)
Employee stock options issued	—	3	—	—	—	—	3
Establishment of non-controlling interest	—	—	—	—	—	100	100
Other comprehensive income	—	—	—	190	—	6	196
Dividend payments	—	—	—	—	(407)	(33)	(440)
Dividend to Non-controlling interests in VIEs	—	—	—	—	—	(223)	(223)
Net income	—	—	—	—	2,136	54	2,190
Balance at June 30, 2013	939	2,324	1,956	384	1,812	425	7,840

Balance at December 31, 2013	938	2,641	1,956	528	1,449	690	8,202
Sale and purchase of treasury shares, net	—	(23)	—	—	—	—	(23)
Share-based compensation charge	—	5	—	—	—	—	5
Employee stock options issued	—	4	—	—	—	—	4
Deconsolidation of Seadrill Partners	—	—	—	—	—	(115)	(115)
Initial public offering of North Atlantic Drilling	—	63	—	—	—	52	115
Other comprehensive income	—	—	—	(178)	—	(51)	(229)
Dividend payments	—	—	—	—	(925)	(35)	(960)
Net income	—	—	—	—	3,674	74	3,748
Balance at June 30, 2014	938	2,690	1,956	350	4,198	615	10,747

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As of June 30, 2014 we owned and operated 40 offshore drilling units and had 20 units under construction. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs  for operations in shallow and deepwater areas, as well as benign and harsh environments.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are stated in accordance with generally accepted accounting principles in the United States of America (US GAAP). The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our annual financial statements as at December 31, 2013. The year-end condensed balance sheet data that was derived from our audited 2013 financial statements does not include all disclosures required by accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. The amounts are presented in United States dollar (US dollar) rounded to the nearest million, unless stated otherwise.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2013 unless otherwise included in these unaudited interim financial statements as separate disclosures.

Note 2 – Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Balance sheet—Effective January 1, 2014, the Company has adopted the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (GAAP). The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount the Company expects to pay on behalf of its co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The update is effective for interim and annual periods beginning on or after December 15, 2013. The adoption of this standard update did not have a material effect on our financial statements.

Recently Issued Accounting Standards

In May, 2014, the Financial Accounting Standards Board issued an accounting standards update on revenue recognition under US GAAP which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements.  The accounting standard update will be effective for the first interim period beginning after December 15, 2016 and early adoption is not permitted.  The Company is in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

Note 3 – Segment information

Operating segments

The company provides offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class, and contract structure. We currently operate in the following three segments:

Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

Jack-up rigs: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to jack-up rigs for operations in harsh and benign environments.

Tender rigs: Services encompassing drilling, completion and maintenance of offshore production wells in Southeast Asia, West Africa and the Americas. The drilling contracts for this segment relate to self-erecting tender rigs and semi-submersible tender rigs.  Following the deconsolidation of Seadrill Partners as of January 2, 2014 the Company no longer has drilling contracts in the Tender rig segment.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal management reporting. To more closely align the segment results with the information presented for internal management reporting, we have made the following changes to the measures of segmental performance in the period: Total revenues (previously presented contract revenue); Drilling units and newbuildings (previously presented total assets).  Prior periods have been conformed to the current period presentation.  No changes have been made to the reportable segments. The accounting principles for the segments are the same as for our consolidated financial statements.

Total revenue

(In US$ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Floaters	852	902	1,665	1,702
Jack-up rigs	335	272	650	543
Tender rigs	—	81	—	269
Other	35	13	128	19
Total	1,222	1,268	2,443	2,533

Depreciation and amortization

(In US$ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Floaters	121	118	248	235
Jack-up rigs	44	38	91	75
Tender rigs	—	2	—	9
Total	165	158	339	319

Operating income - Net Income

(In US$ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Floaters	361	369	1,145	687
Jack-up rigs	112	96	215	241
Tender rigs	—	42	—	131
Other	3	—	6	—
Operating income	476	507	1,366	1,059
Unallocated items:
Total financial items and other	71	1,292	2,310	1,224
Income taxes	106	(49)	71	(93)
Net Income	653	1,750	3,747	2,190

Drilling Units and Newbuildings - Total Assets

(In US$ millions)	As of June 30, 2014	As of December 31, 2013
Floaters	12,224	15,459
Jack-up rigs	4,377	4,699
Tender rigs	—	454
Total Drilling Units and Newbuildings	16,601	20,612
Unallocated items:
Assets held for sale	1,124	—
Investments in associated companies	3,294	140
Marketable securities	1,540	1,082
Goodwill	886	1,200
Cash and restricted cash	906	1,062
Other assets	2,253	2,204
Total Assets	26,604	26,300

Goodwill

(In US$ millions)	As of June 30, 2014	As of December 31, 2013
Floaters	646	890
Jack-up rigs	240	281
Tender rigs	—	29
Total	886	1,200

Capital expenditures – fixed assets

(In US$ millions)	Six Months Ended June 30,
	2014	2013
Floaters	740	1,992
Jack-up rigs	738	473
Tender rigs	—	127
Total	1,478	2,592

Note 4 - Deconsolidation of Seadrill Partners

Under the terms of the Operating Agreement of Seadrill Partners LLC (Seadrill Partners) the board of directors of Seadrill Partners have the power to oversee and direct the operations of, and manage and determine the strategies and policies of Seadrill Partners. During the period from Seadrill Partners' IPO in October 2012 until the time of its first effective AGM on January 2, 2014, the Company retained the sole power to appoint, remove and replace all members of Seadrill Partner's board of directors.  From the first AGM, the majority of the board members became electable by the common unitholders and accordingly, from this date the Company no longer retained the power to control the board of directors as a result of certain provisions in the Operating Agreement which limits the Company's ability to vote its full holding of common units in an election of directors to the board of Seadrill Partners.  As of  January 2, 2014, Seadrill Partners is  considered to be an affiliated entity and not a controlled subsidiary of the Company, and as such Seadrill Partners was deconsolidated  by the Company.
As a result of the deconsolidation the Company has derecognized the assets and liabilities of Seadrill Partners and its subsidiaries, and has recognized its ownership interests in Seadrill Partners and its direct ownership interests in Seadrill Partners subsidiaries, Seadrill Capricorn Holdings LLC, Seadrill Operating LP, Seadrill Deepwater Drillship Ltd and its indirect ownership of Seadrill Mobile Units through another wholly owned subsidiary, at fair value at the date of deconsolidation.  Additionally, the external third party debt associated with the drilling units in Seadrill Partners is not derecognized from the Company on the deconsolidation date as the external debt was not  transferred to Seadrill Partners or its subsidiaries, however, the Company had entered into back to back loan agreements at the time of the IPO and upon each sale of a drilling unit to Seadrill Partners which mirror the same terms and conditions and therefore the Company has recognized a related party loan receivable for similar amounts.  The excess of the fair value of the investments over the carrying value of Seadrill's share of Seadrill Partners' net assets has been recognized as a gain in the Company's consolidated statement of operations.
The gain recognized on deconsolidation, which all relates to the remeasurement of the Company's retained interests in Seadrill Partners and its subsidiaries is as follows:

(In US$ millions)	As at January 2, 2014
Fair value of investment in Seadrill Partners (a)	3,724
Carrying value of the non-controlling interest in Seadrill Partners	115
Subtotal	3,839
Less:
Carrying value of Seadrill Partners' net assets	1,260
Goodwill allocated to Seadrill Partners	240
Gain on deconsolidation	2,339

(a)            Fair value of investments and continuing involvement with investees
The estimated fair value of the Company's residual interest in Seadrill Partners comprised of the following:

(In US$ millions)	As of January 2, 2014
Common units (i)	671
Subordinated units (ii)	427
Seadrill Member Interest and Incentive Distribution Rights ("IDRs") (iii)	244
Direct ownership interests (iv)	2,382
Total	3,724
(i)  Common units (marketable securities)
As of the deconsolidation date, the Company held 21.5 million common units representing 48.3% of the common units in issue as a class. The Company's holding in the voting common units of Seadrill Partners are accounted for as marketable securities on the basis that during the subordination period the common units have preferential dividend and liquidation rights, and therefore does not represent  'in-substance common stock' as defined by US GAAP.

These securities have been  recognized on January 2, 2014 at the quoted market price and are re-measured at fair value each reporting period.  Any unrealized gains and losses on these securities are recognized directly in equity as a component of other comprehensive income unless an unrealized loss is considered "other-than-temporary", in which case it is transferred to the statement of operations and realized.  Dividend income from the common units is recognized in the consolidated statement of operations.

(ii) Subordinated units
As of the deconsolidation date the Company held 16.5 million units representing 100% of the subordinated units.  The Company's holding in the subordinated units of Seadrill Partners are accounted for under the equity method on the basis that the subordinated units are considered to be 'in-substance common stock'.  The subordination period will end on the satisfaction of various tests as prescribed in the Operating Agreement of Seadrill Partners, but will not end before September 30, 2017 except upon removal of the Seadrill Member. Upon the expiration of the subordination period, the subordinated units will convert into common units.
The fair value of the subordinated units on January 2, 2014, was determined based on the quoted market price of the listed common units as of the deconsolidation date, but discounted for their non-tradability and subordinated dividend and liquidation rights during the subordination period.  Under the equity method the Company recognizes its share of Seadrill Partners' earnings allocable to the subordinated units, less amortization of the basis difference (see (c) below), through the 'share in results of associated companies' line in the consolidated statement of operations.  Dividends are recognized as a reduction in investment carrying value.

(iii) Seadrill Member Interest and IDRs
The Seadrill Member Interest (which is a 0% non-economic interest) holds the rights to 100% of the IDRs and is unable to trade these until the end of the subordination period without the approval of a majority of unaffiliated common unitholders.  The Seadrill Member Interest and the IDRs in Seadrill Partners are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable.  The investments are held at cost and not subsequently re-measured.
The fair value of the Company's interest in the Seadrill Member and the attached IDRs as of January 2, 2014 was determined using a Monte Carlo simulation method. The method takes into account the cash distribution waterfall, historical volatility, dividend yield and share price of the common units as of the deconsolidation date.  Distributions to the IDRs are recognized in the consolidated statement of operations.

iv) Direct Ownership interests
The Company holds the following ownership interests in entities controlled by Seadrill Partners as of the date of deconsolidation:
•	70% ownership in Seadrill Operating LP
Seadrill Operating LP is a limited partnership and is controlled by its General Partner, Seadrill Operating GP LLC, which is wholly owned by Seadrill Partners.
•	49% ownership in Seadrill Capricorn Holdings LLC
Seadrill Capricorn Holdings LLC is a limited liability company.  There is only one class of member interest which is deemed to represent voting common stock.
•	39% ownership of Seadrill Deepwater Drillship Ltd. and 39% (indirect) ownership of Seadrill Mobile Units (Nigeria) Ltd.
The Company holds a 39% direct ownership interest in Seadrill Deepwater Drillship Ltd. and a 39% indirect ownership of Seadrill Mobile Units Ltd., through its 100% subsidiary, Seadrill UK Ltd.  Both entities are limited companies and only have one class of stock, which is deemed to represent voting common stock.
All of the Company's direct ownership interests are accounted for under the equity method as the Company is deemed to have significant influence over these entities through its voting rights and by virtue of Seadrill's representation on the board of Seadrill Partners.
The fair values of the four ownership interests described above have been determined using a discounted cash-flow ("DCF") methodology, using discounted cash-flow forecasts.

(b)            Gain on retained investment
The entire gain on deconsolidation relates to the re-measurement of the various retained investments described above.

(c)            Accounting for basis differences
The Company's investments that are accounted for under the equity method (subordinated units and direct ownership interests) were recognized at fair value upon deconsolidation. Basis differences therefore exist between the fair value of the investments and the underlying carrying values of the investees' net assets at the date of deconsolidation.  A valuation exercise has been performed for each separate investment accounted for under the equity method, in order to allocate these basis differences to identifiable assets and liabilities, with any residual amount recognized as goodwill.  Differences have been allocated to depreciable or amortizable assets or liabilities and will be amortized over the estimated useful economic life of the underlying assets and liabilities.  This amortization is recognized in the consolidated statement of operations in the 'share in results from associated companies' line.
The total investments in Seadrill Partners recorded under the equity method of $2,809 million included the Company's share of the basis difference between the total fair value and the total underlying book value of Seadrill Partners' assets at the deconsolidation date are as follows:

(In US$ millions)	Book value	Fair value	Basis Difference	Seadrill's share of basis difference (1)
Drilling units	3,444	5,245	1,801	1,295
Drilling contracts	—	170	170	142
Goodwill	—	1,214	1,214	352
	3,444	6,629	3,185	1,789

(1) Seadrill's share of the basis difference relates to both its investment in the subordinated units of Seadrill Partners LLC, and its direct ownership interests in various subsidiaries of Seadrill Partners, all of which investments are accounted for under the equity method.  The total basis difference has been assigned based on Seadrill's proportional ownership interest in each investee.  In the case of Seadrill's investment in the subordinated units of Seadrill Partners  LLC, the proportional allocation to the subordinated units was based on the relative fair values of the various equity interests in Seadrill Partners LLC.

The basis difference has been accounted for as follows:

(i) The basis difference assigned to drilling units is being depreciated over the remaining estimated useful lives of the units.

(ii) The basis difference relating to the drilling contracts is being amortized over the remaining term of the contract.

(iii) The Company will not amortize the difference assigned to goodwill, but will consider any indicators of impairment.

Note 5 – Taxation

Income taxes consist of the following:

(In US$ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Current tax (benefit)/expense:
Bermuda	—	—	—	—
Foreign	(101)	77	(63)	118
Deferred tax (benefit)/expense:
Bermuda	—	—	—	—
Foreign	(5)	(30)	(8)	(29)
Tax related to internal sale of assets in subsidiary, amortized for group purposes	—	2	—	4
Total tax (benefit)/expense	(106)	49	(71)	93
Effective tax rate	(19.4)%	2.7%	(1.9)%	4.1%

The effective tax rate for the three months and six months ended June 30, 2014 is (19.4)%  and (1.9)% respectively. The effective tax rate for the three months ended June 30, 2014 has been positively impacted by the resolution of uncertain tax positions during the quarter.   The effective tax rate for the six months ended June 30, 2014 was additionally impacted by the the gain on deconsolidation of Seadrill Partners which was not subject to taxation.

The Company, including its subsidiaries, is taxable in several jurisdictions based on its rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

Income taxes for the three and six months ended June 30, 2014 and 2013 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

(In US$ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Income taxes at statutory rate	—	—	—	—
Effect of transfers to new tax jurisdictions	—	2	—	4
Effect of taxable income in various countries	(106)	47	(71)	89
Total	(106)	49	(71)	93

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax asset (liability) consists of the following:

Deferred Tax Assets:

(In US$ millions)	June 30, 2014	December 31, 2013
Pension	10	12
Provisions	16	8
Net operating losses carried forward	172	130
Other	3	2
Gross deferred tax asset	201	152
Valuation allowance related to net operating losses carried forward	(154)	(115)
Net deferred tax asset	47	37

Deferred Tax Liability:

(In US$ millions)	June 30, 2014	December 31, 2013
Property, plant and equipment	(63)	(60)
Gain from sale of fixed assets	—	—
Foreign exchange	(10)	—
Other	—	—
Gross deferred tax liability	(73)	(60)
Net deferred tax liability	(26)	(23)

Net deferred taxes are classified as follows:

(In US$ millions)	June 30, 2014	December 31, 2013
Short-term deferred tax asset	—	—
Long-term deferred tax asset	47	37
Short-term deferred tax liability	—	—
Long-term deferred tax liability	(73)	(60)
Net deferred tax liability	(26)	(23)

Future taxable income justifies the inclusion of tax loss carry-forwards in the calculation of net deferred taxes.

Uncertain Tax Positions

Certain of the Company's Norwegian subsidiaries have been party to an ongoing dispute to a tax reassessment issued in October 2011 by the Norwegian tax authorities in regards to the transfer of certain legal entities to a different tax jurisdiction and the principles for conversion of functional currency.  In April 2014 these subsidiaries entered into a settlement agreement with the Norwegian tax authorities resulting in discontinued legal proceedings in the Oslo District Court.  The terms of the settlement agreement include the Company making a cash payment to the tax authorities for settlement of revised reassessments agreed between the parties.  Following settlement of the uncertainties arising from these matters, we recognized a a decrease in the unrecognized tax benefits, including interest and penalties of approximately $147 million of which approximately $94 million had a positive impact on our second quarter 2014 effective tax rate as noted above.

Note 6 – Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Net income attributable to the parent	605	1,727	3,674	2,136
Less: Allocation to participating securities	(1)	—	(5)	—
Net income available to shareholders	604	1,727	3,669	2,136
Effect of dilution	9	9	19	19
Diluted net income available to shareholders	613	1,736	3,688	2,155

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Basic earnings per share:
Weighted average number of common shares outstanding	469	469	469	469
Diluted earnings per share:
Weighted average number of common shares outstanding	469	469	469	469
Effect of dilutive share options	1	2	1	2
Effect of dilutive convertible bonds	23	21	23	21
Weighted average number of common shares outstanding adjusted for the effects of dilution	493	492	493	492

Note 7 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in fair value recognized in "other comprehensive income" ("OCI").

Marketable securities held by us include  an investment in SapuraKencana Petroleum Bhd ("SapuraKencana") and the investment in common units in Seadrill Partners.

Marketable securities and changes in their carrying value are as follows:

(In US$ millions)	Petromena	SapuraKencana	Seadrill Partners' Common units	Total
Net book value at December 31, 2013	4	1,078	—	1,082
Marketable securities short-term	4	412	—	416
Marketable securities long-term	—	666	—	666

Net book value at December 31, 2013	4	1,078	—	1,082
Realization of marketable securities	(4)	—	—	(4)
Recognition of investment in Seadrill Partners - Common units	—	—	671	671
Proceeds on disposal of marketable securities	—	(297)	—	(297)
Purchase of common units in Seadrill Partners	—	—	150	150
Fair market value adjustments recognized in the statement of other comprehensive income for the period ended June 30, 2014	—	(113)	51	(62)
Net book value at June 30, 2014	—	668	872	1,540
Marketable securities short-term	—	61	872	933
Marketable securities long-term	—	607	—	607

Petromena
In February 2014 we received the final payment related to our investment in the 81.1% of the partially redeemed Petromena NOK 2,000 million bond ("Petromena") of $10 million. The residual $6 million after the investment was reduced has been recorded as a gain in "other financial items" in the consolidated statement of operations.

Seadrill Partners Common Units
Our holding of the voting common units of Seadrill Partners are accounted for as marketable securities on the basis that during the subordination period the common units have preferential dividend and liquidation rights, and therefore do not represent a 'in-substance common stock' interest as defined by US GAAP. These securities were recognized on January 2, 2014 at the quoted market price and are re-measured at fair value each reporting period. For more details on the deconsolidation of Seadrill Partners see Note 4.

In March 2014 and June 2014, the Company purchased additional common units in Seadrill Partners of 1,633,987 at $30.60 per unit and 3,183,700 at $31.41 per unit respectively. As a result of these transactions, our ownership interest of common units is 31.3%.

SapuraKencana
During the three months ended June 30, 2014, the Company sold a portion of its investment in SapuraKencana in which proceeds of $297.0 million were received, net of transaction costs.  As a result of the sale, a gain was recognized of $131 million, including amounts which had been previously recognized in other comprehensive income.  The gain is included in the consolidated statement of operations.  As a result of this transaction, our ownership interest in SapuraKencana's outstanding common shares is 8.18%.

Note 8 – Investment in associated companies
The Company has the following investments that are recorded using the equity method and cost method for the periods presented in these financial statements:

(In US$ millions)	June 30, 2014	December 31, 2013
Archer	1	8
Seabras Sapura Participacoes	15	12
Seabras Sapura Holdco	133	109
Itaunas Drilling	3	3
Camburi Drilling	4	4
Sahy Drilling	4	4
Seadrill Partners - Total direct ownership interests*	2,471	—
Seadrill Partners - Subordinated Units*	419	—
Seadrill Partners - Seadrill Member Interest and IDRs*	244	—
Total	3,294	140

*As of the deconsolidation date of Seadrill Partners on January 2, 2014, we have reflected the direct ownership interests in subsidiaries of Seadrill Partners,  Seadrill Partners subordinated units, and the Seadrill Member Interest and Incentive Distribution Rights (IDRs) as associated companies at estimated fair value.

The Seadrill Partners - Seadrill Member Interest and IDR's are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The investments are held at cost and not subsequently re-measured. For more details on the deconsolidation of Seadrill Partners see Note 4.

Note 9 - Disposal of subsidiary

On March 21, 2014, we completed the sale of the entities that own and operate the West Auriga (the "Auriga business"), to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners LLC and 49% owned by the Company.  The entities continue to be related parties subsequent to the sale.
The agreed purchase price consisted of an enterprise value of $1.24 billion, less debt assumed of $443 million.  The total consideration of $797 million was comprised of cash of $697 million, and a discount note receivable of $100 million.  The purchase price was subsequently adjusted by a working capital adjustment of $331 million arising from related party balances which remained with the disposed entities for the construction, equipping and mobilization of the West Auriga.  The total recognized gain on sale of the Auriga business was $440 million, which has been presented in our consolidated statement of operations, under "gain on disposals" included within operating income.

(In US$ millions)
Enterprise value	1,240
Less: Debt assumed	(443)
Purchase price	797

Less: Working capital adjustment	(331)
Adjusted purchase price	466

Cash	697
Discount note issued	100
Less: Working capital payable	(331)
Fair value of purchase consideration	466

Less: net carrying value of assets and liabilities	7
Less: allocated goodwill to subsidiaries	(33)
Gain on sale	440

Under the terms of various agreements between Seadrill and Seadrill Partners LLC, entered into in connection with the Initial Public Offering of Seadrill Partners LLC, Seadrill will continue provide management, technical and administrative services to Seadrill Partners and its subsidiaries.  See further discussion in Note 18 for these services and agreements.
Note 10 – Newbuildings

(In US$ millions)	June 30, 2014	December 31, 2013
Opening balance	3,419	1,882
Additions	1,166	5,025
Transfers to drilling units	(1,738)	(3,335)
Reclassified as assets held for sale	(254)	—
Disposal of tender rigs	—	(153)
Closing balance	2,593	3,419

Note 11 – Drilling units
(In US$ millions)	June 30, 2014	December 31, 2013
Cost	22,229	20,979
Accumulated depreciation	(3,322)	(2,986)
Disposals and deconsolidations	(4,178)	(800)
Re-classified as assets held for sale	(721)	—
Net book value	14,008	17,193

Depreciation expense was $336 million and $315 million for the six months, and $164 million and $156 million for the three months ended June 30, 2014 and 2013, respectively.

As of the deconsolidation date of Seadrill Partners on January 2, 2014, we have deconsolidated the entities that own and operate the following drilling units; West Sirius, West Aquarius, West Capella, West Capricorn, West Leo, T-15, T-16 and West Vencedor. For more details on the deconsolidation of Seadrill Partners see Note 4.
On March 21, 2014 we completed the sale of the entities that own and operate the West Auriga to Seadrill Partners. For more details on the sale of West Auriga see Note 9.

Note 12 – Goodwill

The goodwill balance and changes in the carrying amount of goodwill are as follows:

(In US$ millions)	June 30, 2014	December 31, 2013
Net book value at beginning of period	1,200	1,320
Disposals and deconsolidations	(273)	(120)
Re-classified as assets held for sale	(41)	—
Net book value at end of period	886	1,200

For more details on the deconsolidation of Seadrill Partners see Note 4 and for details on the disposal of subsidiary see Note 9.

Note 13 – Debt
(In US$ millions)	June 30, 2014	December 31, 2013
Credit facilities:
$1,500 facility	—	706
$1,200 facility	667	733
$700 facility	455	490
$1,121 facility	34	72
$2,000 facility (North Atlantic Drilling)	1,380	1,503
$400 facility	300	320
$550 facility	—	440
$440 facility	275	293
$450 facility	439	450
$1,450 facility	896	1,390
$360 facility (Asia Offshore Drilling)	327	345
$300 facility	222	234
$1,750 facility (Sevan Drilling)	1,295	1,400
$150 facility	150	150
$450 facility	424	450
Total credit facilities	6,864	8,976

Ship Finance International Loans:
$420 facility	369	387
$375 facility	297	362
$390 facility	343	383
$475 facility	475	—
Total Ship Finance International Loans	1,484	1,132

Unsecured bonds and convertible bonds:
Unsecured bonds	3,064	2,584
Convertible bonds	585	577
Total unsecured bonds and convertible bonds	3,649	3,161

Other credit facilities with corresponding restricted cash deposits	175	197
Total debt	12,172	13,466
Less: current portion	(2,147)	(1,566)
Long-term portion	10,025	11,900

The outstanding debt as of June 30, 2014 is repayable as follows:

(In US$ millions)	As at June 30, 2014
Twelve months ended June 30, 2015	2,147
Twelve months ended June 30, 2016	1,805
Twelve months ended June 30, 2017	1,750
Twelve months ended June 30, 2018	3,054
Twelve months ended June 30, 2019	2,198
Twelve months ended June 30, 2020 and thereafter	1,283
Effect of amortization of convertible bond	(65)
Total debt	12,172

Credit Facilities

$1,500 facility
In February 2014 Seadrill Partners entered into an independently financed term loan and the proceeds received from Seadrill Partners new term loan were used to repay the third party lenders of this facility and settle the related party back to back loan financing between the Company and Seadrill Partners. See Note 18 for further details on related party transactions.

$1,450 facility
In March 2014, we completed the sale of the entities that own and operate the West Auriga to Seadrill Partners of which one of the entities sold, was a borrower and a guarantor under this facility. See note 9 for further details.

$550 facility
In June 2014 Seadrill Partners, amended its existing term loan for the borrowing of additional amounts and the proceeds were used by Seadrill Partners to repay the third party lenders of this facility and settle the related party back to back loan financing between the Company and Seadrill Partners.  See Note 18 for further details on related party transactions.

Unsecured bonds

$600 million senior unsecured bond
In January 2014, our subsidiary North Atlantic Drilling issued a $600 million senior unsecured bond issue. The bond matures in January 2019 and bears interest of 6.25% per annum. In conjunction with the issue and subsequently in the open market we bought 27.5% of the bond, which amounted to $165 million. During June 2014 we sold a portion of the bond owned by the Company for $25 million. As of June 30, 2014 we held 23.3% of the bond, which amounted to $140 million.

SEK1,500 million senior unsecured bond
In March 2014, we issued a SEK1,500 million senior unsecured bond issue. The bond matures in March 2019 and bears interest of STIBOR plus 3.25%. The bond was subsequently swapped to $ with a fixed rate of 5.2% per annum until maturity.

Covenants on new unsecured bonds
In conjunction with the issuance of the above bonds, they are subject to certain financial and restrictive covenants contained in our indentures which restrict, among other things, our ability to pay dividends, incur indebtedness, incur liens, and make certain investments. These indentures contain other customary terms, including certain events of default, upon the occurrence of which, the bonds may be declared immediately due and payable.  In addition to the above, our bond indentures generally also contain restrictions which are customary for unsecured financings in this industry for similar unrated bonds, including limitations on indebtedness, payments, transactions with affiliates and restrictions on consolidation, merger and sale of assets.
For our SEK1,500 million senior unsecured bond, our main covenant is to maintain a total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book value and market values of drilling units.

Note 14 – Common shares

	June 30, 2014		December 31, 2013
All shares are common shares of $2.00 par value each	Shares	$ million	Shares	$ million
Authorized share capital	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	469,250,933	939	469,250,933	939
Treasury shares held by Company	(360,214)	(1)	(272,441)	(1)
Outstanding common shares in issue	468,890,719	938	468,978,492	938

Note 15 – Accumulated other comprehensive income

Accumulated other comprehensive income as of June 30, 2014 and December 31, 2013 was as follows:

(In US$ millions)	June 30, 2014	December 31, 2013
Unrealized gain on marketable securities	346	539
Unrealized gain on foreign exchange	50	73
Actuarial loss relating to pension	(46)	(35)
Unrealized loss on interest rate swaps in VIEs	—	(49)
Accumulated other comprehensive income	350	528

With the exception of actuarial loss relating to pension, income taxes associated with each component of other comprehensive income is $0.  The income tax benefit on actuarial loss relating to pension is $15.6 million as of June 30, 2014 and $15.3 million as of December 31, 2013.

Note 16 – Risk management and financial instruments

The majority of gross earnings from the Company's drilling units are receivable in U.S. dollars and the majority of the Company's other transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar. The Company is also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on primarily NOK denominated debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company's cash flows.

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company's objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally used to repay revolving credit facilities, which yield higher returns than are available on fixed or overnight deposits with banks. Amounts available on revolving credit facilities can be drawn down with short term notice, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Interest rate swap agreements not qualified as hedge accounting

At June 30, 2014 the Company had interest rate swap agreements with an outstanding principal of  $8,413 million (December 31, 2013: $9,776 million).  These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "loss/(gain) on derivative financial instruments". The total fair value of the interest rate swaps outstanding at June 30, 2014 amounted to a gross liability of $224 million and a net liability of $149 million due to master netting agreements with our counterparties (December 31, 2013: a gross liability of  $244 million and net liability of $89 million). The fair value of the interest rate swaps are classified as other current liabilities in the balance sheet.

Cross currency interest rate swaps not qualified as hedge accounting

At June 30, 2014 the Company had outstanding cross currency interest rate swaps with a principal amount of $808.5 million (December 31, 2013: $786 million) with maturity dates between March 2018 and March 2019 at fixed rates ranging from 4.33% to 6.18%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under " loss/(gain) on derivative financial instruments". The total fair value of cross currency interest swaps outstanding at June 30, 2014 amounted to a gross and net liability of $61 million (December 31, 2013:  gross and net liability of $46 million). The fair value of the cross currency interest swaps are classified as other current liabilities in the balance sheet.

Interest rate hedge accounting
A Ship Finance subsidiary consolidated by the Company as a VIE (refer to Note 17) has entered into interest rate swaps in order to mitigate its exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition the West Linus.  These interest rate swaps qualify for hedge accounting and any changes in its fair value are included in "other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as of June 30, 2014.

	Outstanding principal as at
	June 30, 2014
Variable interest entity	(In US$ millions)	Receive rate	Pay rates	Length of contracts
SFL Linus Limited (West Linus)	236	1 - 3 month LIBOR	1.77 - 2.01%	Dec 2013 - Nov 2018

In the six month period ended June 30, 2014, the VIE Ship Finance subsidiary recorded $1 million fair value loss (six month period ended June 30, 2013: gains of $2 million) on interest rate swaps. For the period June 30, 2013 the fair value gains related to an interest rate swap with SFL Deepwater Limited (West Taurus) which had a contract that matured in August 2013 with a principal amount of $450 million.  These gains and losses were recorded by the VIE in "other comprehensive income" but due to their ownership by Ship Finance the gains and losses are allocated to "non-controlling interests" in our consolidated statement of changes in equity.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore the Company, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the three and six month periods ended June 30, 2014  (three and six month period ended June 30, 2013: nil).

Foreign exchange risk management

The Company and the majority of its subsidiaries use the U.S. dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. dollars. Accordingly, the Company's reporting currency is also U.S. dollars. We do, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Foreign currency forwards not qualified as hedge accounting

The Company uses foreign currency forward contracts and other derivatives to manage exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under current receivables if the contracts have a net positive fair value, and under other current liabilities if the contracts have a net negative fair value. At June 30, 2014, the Company had forward contracts to sell approximately $230 million between August 2014 and November 2014 at exchange rates ranging from NOK5.94 to NOK6.18 per US dollar.  The total fair value of NOK currency forward contracts as at June 30, 2014 amounted to a liability of $5.7 million (December 31, 2013: liability of $3 million), and are classified as other current liabilities in the balance sheet.

During the quarter, the Company also entered into British Pounds Sterling (GBP) swap contracts to sell approximately GBP30 million ($51 million) between August 2014 and October 2014 at an average exchange rates ranging from GBP1.66 to GBP1.70 per US dollar. The total fair value of GBP currency swaps outstanding at June 30, 2014 amounted to a asset of $0.4 million (December 31, 2013: $1 million), and are classified as other current assets in the balance sheet.

Total Return Swap Agreements

As at June 30, 2014 the Company had TRS agreements for 4,000,000 Seadrill Limited shares at an average strike price of  NOK 234.27. The fair value of the TRS agreements at June 30, 2014 was an asset of $10.7 million (December 31, 2013: liability of $2 million). The fair values of the TRS agreements are classified as other current assets in the balance sheet as at June 30, 2014, and classified as current liabilities as at December 31, 2013.

Sevan share repurchase agreements
The Company have entered into agreements in which the Company sold its shares in Sevan Drilling to commercial banks and then entered into a share purchase agreement to repurchase the same amount of shares at a later date which is generally within three months from the date of entering into the sale agreement. As of June 30, 2014 the company has agreements for 216,065,464 Sevan Drilling shares to be repurchased on August 6, 2014 at a strike price of NOK4.1056 and 81,828,500 Sevan Drilling shares to be repurchased on August 6, 2014 at a strike price of NOK4.1348. These share repurchase agreements have been accounted for as secured borrowings and therefore the Company have recognized the liabilities associated with these repurchases in other current liabilities in the amount of $200.5 million as of June 30, 2014.
On August 6, 2014 the Company entered into agreements to repurchase 216,065,464 and 81,828,500 Sevan Drilling shares on November 6, 2014 at a strike price of NOK4.381 and NOK4.1659 respectively.

Other derivative agreements

In September 2013, the Company entered into two derivative contract arrangements with a bank to finance a portion of our equity  investment in SapuraKencana in which the Company received $250 million upfront as prepayment for one of the agreements.  The agreements have a settlement date three years from the inception date and include an interest equivalent component which is based on the prepaid amount received and LIBOR plus 1.9% per annum. As part of these agreements, a number of shares in SapuraKencana were pledged as security, the value of which as of June 30, 2014 amounted to $607 million (December 31, 2013: $666 million), and is presented as a long term marketable security on the balance sheet.  The unrealized gains and losses resulting from measuring the fair value of these contracts at June 30, 2014 are a gross asset of $52 million, and a gross liability of $52 million which have been offset in the balance sheet and income statement as these agreements meet the criteria for offsetting. The $250 million received as a prepayment to Seadrill is included in other long-term liabilities.

Credit risk

The Company has financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to counterparty by offsetting them against amounts that the counterparty owes to the Company.

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at June 30, 2014 and December 31, 2013 were as follows:

	June 30, 2014		December 31, 2013
(In US$ millions)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	543	543	744	744
Restricted cash	363	363	318	318
Current portion of long-term debt	2,147	2,147	1,362	1,362
Long-term portion of floating rate debt	6,251	6,251	8,793	8,793
Long term portion of fixed rate CIRR loans	126	126	150	150
Fixed interest convertible bonds	989	585	704	577
Fixed interest bonds	2,525	2,302	1,837	1,842
Floating interest bonds	764	761	745	742

The carrying value of cash and cash equivalents and restricted cash, which are liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly, usually every one to six months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the long-term portion of the fixed rate CIRR loans is equal to the carrying value, as they are matched with equal balances of restricted cash. We have categorized this at level 2 on the fair value measurement hierarchy.

The convertible bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on June 30, 2014 and December 31, 2013. We have categorized this at level 1 on the fair value measurement hierarchy.

The fixed interest rate bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on June 30, 2014 and December 31, 2013. We have categorized this at level 1 on the fair value measurement hierarchy.

The floating interest bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on June 30, 2014 and December 31, 2013. We have categorized this at level 1 on the fair value measurement hierarchy.

Financial instruments that are measured at fair value on a recurring basis:

		Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	June 30, 2014	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	1,540	1,540	—	—
Interest rate swap contracts – short term receivable	4	—	4	—
Foreign exchange forwards – short term receivable	—	—	—	—
Other derivative instruments – short term receivable	11	—	11	—
Total assets	1,555	1,540	15	—

Liabilities:
Interest rate swap contracts – short term payable	153	—	153	—
Interest rate swap contracts – long term payable	3	—	3	—
Cross currency swap contracts – short term payable	61	—	61	—
Foreign exchange forwards – short term payable	6	—	6	—
Other derivative instruments – short term payable	3	—	3	—
Total liabilities	226	—	225	—

		Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2013	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	1,082	1,078	—	4
Interest rate swap contracts – short term receivable	5	—	5	—
Foreign exchange forwards – short term receivable	2	—	2	—
Other derivative instruments – short term receivable	2	—	2	—
Total assets	1,091	1,078	9	4

Liabilities:
Interest rate swap contracts – short term payable	94	—	94	—
Interest rate swap contracts – long term payable	2	—	2	—
Cross currency swap contracts – short term payable	46	—	46	—
Foreign exchange forwards – short term payable	3	—	3	—
Other derivative instruments – short term payable	2	—	2	—
Total liabilities	147	—	147	—

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR, NIBOR and STIBOR interest rates as of June 30, 2014.

The fair value of other derivative instruments is calculated using the closing prices of the underlying securities, dividends paid since inception and the interest charged by the counterparty.

Note 17 – Variable Interest Entities (VIEs)

As of June 30, 2014, the Company leased a drillship, two semi-submersible rigs, and a jack-up rig from VIEs under finance leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance Ltd and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15 year lease period.

The following table gives a summary of the sale and leaseback arrangements, as of June 30, 2014:

Unit	Effective from	Sale value (In US$ millions)	First repurchase option (In US$ millions)	Month of first repurchase option	Last repurchase option * (In US$ millions)	Month of last repurchase Option *
West Polaris	Jul 2008	850	548	Sep 2012	178	Jun 2023
West Taurus	Nov 2008	850	418	Feb 2015	149	Nov 2023
West Hercules	Oct 2008	850	580	Aug 2011	135	Aug 2023
West Linus	June 2013	600	370	June 2018	170	June 2028

* For the unit West Polaris, Ship Finance has a put option exercisable at the end of the lease terms by which the vessel may be sold to the Company for a fixed price of $75 million. For West Taurus and West Hercules repurchase options at the end of the lease terms have been agreed, at $149 million and $135 million, respectively. For West Linus the put option is $100 million.

The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated financial statements. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company's balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts. At June 30, 2014 and at December 31, 2013 the units are reported under drilling units in the Company's balance sheet.

The bareboat charter rates are set on the basis of a Base LIBOR Interest Rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for each contract. A summary of the bareboat charter rates per day for each unit is given below. The amounts shown are based on the Base LIBOR Interest Rate, and reflect average rates for the year.

	Base LIBOR			(In US$ thousands)
Unit	interest rate	2014		2015	2016	2017	2018
West Polaris	2.85%	176.5		175.0	170.0	170.0	164.4
West Taurus	4.25%	339.5	*	186.0	165.0	158.4	157.5
West Hercules	4.25%	239.3		180.0	178.5	170.0	165.8
West Linus	1.00%	85.0	**	222.0	222.0	222.0	222.0

* For a period the interest rates for West Taurus have been fixed at 2.17% and the bareboat charter rate for West Taurus is fixed regardless of movements in LIBOR interest rates. The fixed charter rate is reflected in the above table.

** For West Linus, the charter rate is $85,000 per day from the date of delivery from the shipyard up until the date of commencement of the Drilling Contract.

The assets and liabilities in the accounts of the VIEs as at June 30, 2014 and as at December 31, 2013 are as follows:

	June 30, 2014				December 31, 2013
(In US$ millions)	SFL West Polaris Limited	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited	SFL West Polaris Limited	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited
Name of unit	West Polaris	West Taurus	West Hercules	West Linus	West Polaris	West Taurus	West Hercules	West Linus
Investment in finance lease	472	473	450	596	488	515	477	195
Amount due from related parties *	46	36	—	—	45	30	25	—
Other assets	4	13	10	10	5	13	10	—
Total assets	522	522	460	606	538	558	512	195
Short-term interest bearing debt	36	80	28	51	36	80	28	—
Long-term interest bearing debt	333	263	269	424	351	303	333	—
Other liabilities	2	5	3	1	2	6	2	2
Short-term debt due to related parties *	—	—	7	5	—	—	—	—
Long-term debt due to related parties *	145	145	145	125	145	145	145	195
Total liabilities	516	493	452	606	534	534	508	197
Equity	6	29	8	—	4	24	4	(2)

Book value of units in the Company's consolidated accounts	571	452	608	588	577	458	617	162
* In the VIEs separate financial statements the related party balances are presented on a net basis.

Note 18 – Related party transactions

Seadrill Partners

As of January 2, 2014, the date of deconsolidation, Seadrill Partners is considered to be a related party and not a controlled subsidiary of the Company.  The following is a summary of the related party agreements with Seadrill Partners:

Management and administrative service agreements – In connection with the IPO, subsidiaries of Seadrill Partners, entered into a management and administrative services agreement with Seadrill Management, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management provides the Seadrill Partners certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee equal to 5% of Seadrill Management's costs and expenses incurred in connection with providing these services. The agreement has an initial term for 5 years and can be terminated by providing 90 days written notice.

Technical and administrative service agreement – In connection with the IPO, subsidiaries of Seadrill Partners entered into certain advisory, technical and/or administrative services agreements with subsidiaries of the Company. The services provided by the Company's subsidiaries are charged at cost plus service fee equal to approximately 5% of  costs and expenses incurred in connection with providing these services.

Income recognized under the above agreements (a) & (b) for the period ended June 30, 2014 were $32.3 million.

Rig Financing Agreements –  In September 2012 prior to the IPO of Seadrill Partners, each of Seadrill Partners controlled subsidiaries that owns the West Capricorn, the West Vencedor, the West Aquarius, and the West Capella, or the rig owning subsidiaries, entered into intercompany loan agreements with the Company in the amount of approximately $523 million, $115 million, $305 million and $295 million respectively, corresponding to the aggregate principal amount outstanding under the external facilities allocable to the West Capricorn, the West Vencedor, the West Aquarius, and the West Capella respectively. During 2013, the rig owning companies of the T-15, T-16, West Leo and West Sirius entered into intercompany loan agreements with Company in the amount of approximately $101 million, $93 million, $486 million and $220 million respectively, corresponding to the aggregate principal amount outstanding under the facilities allocable to the T-15, T-16, West Leo and West Sirius respectively. The Company refers to these arrangements collectively as "Rig Financing Agreements".  Pursuant to these intercompany loan agreements, each rig owning subsidiary can make payments of principal and interest to Seadrill or directly to the third party lenders under each facility, corresponding to payments of principal and interest due under each Rig Financing Agreement that are allocable to each rig.  During the six months ended June 30, 2014 subsidiaries of Seadrill Partners entered into a new term loan in which the proceeds were used to repay the amounts owed to the Company related to the drilling units West Capella, West Aquarius, West Sirius,West Leo and West Capricorn.

Total amounts owed under the Rig Financing Agreements as of June 30, 2014, relating to the West Vencedor, T-15 and T-16, totaled $251 million.  Certain subsidiaries of Seadrill Partners are guarantors under the external facilities in which these three rigs are pledged as security.  Under the terms of the facilities, the guarantors are jointly and severally liable for other guarantors and the borrower who are party to this facility.  The Company has provided an indemnification to Seadrill Partners for any payments or obligations related to these facilities for any losses incurred which not related to the West Vencedor, T-15 and T-16.

The Rig Financing Agreements related to the West Aquarius, West Capella, West Leo,West Sirius and West Capricorn were repaid during the six months ended June 30, 2014 in conjunction with Seadrill Partners obtaining independent third party financing.  The total outstanding principal repaid was $1.5 billion.

Interest income for the period ending June 30, 2014 for these arrangements was $16 million.

Revolving credit facility – In October 2012 Seadrill Partners entered into a $300 million revolving credit facility with the Company. The facility is for a term of five years and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance.  In March 2014 the facility was reduced to a maximum of $100 million.  The outstanding balance of $125.9 million was repaid in full in March 2014.  The outstanding balance as at June 30, 2014  was nil.

$109.5 million Vendor financing loan - In May, 2013, Seadrill Partners borrowed from the Company $109.5 million as vendor financing to fund the acquisition of the T-15. The loan bears interest at a rate of LIBOR plus a margin of 5.00% and matures in May 2016. The outstanding balance as at June 30, 2014  was $109.5 million.

$229.9 million discount note - On December 13, 2013, as part of the acquisition of the West Sirius, a subsidiary of Seadrill Partners issued a zero coupon discount note to the Company for $229.9 million. The note was repayable in June 2015 and upon maturity, the Company was due to receive $238.5 million. In February 2014, Seadrill Partners repaid this note in full.

$70 million discount note - In December 2013, as part of the acquisition of the West Sirius, Seadrill Partners issued a zero coupon discount note to the Company for $70 million. The note was repayable in June 2015 and upon maturity, the Company was due to receive $73 million. In February 2014, Seadrill Partners repaid this note in full.

$100 million discount note - In March 2014, as part of the acquisition of the West Auriga, Seadrill Partners issued a zero coupon discount note to the Company for $100 million. The note is repayable in September 2015 and upon maturity, the Company will receive $103.7 million.  This note was repaid in full in June 2014.

Other revenues and expenses - Other revenues and expenses include operating revenues and costs earned and incurred for certain drilling units on behalf of subsidiaries of Seadrill Partners, insurance premiums and bareboat charter arrangements.  Other revenues and expenses earned and incurred for the period ending June 30, 2014 were $51 million and $51 million respectively. Derivatives and other interest expenses charged to Seadrill Partners totaled  $55 million for the period ending June 30, 2014.

Receivables and Payables – Receivables and payables with Seadrill Partners and its subsidiaries are comprised of management fees, advisory and administrative services, and other items including accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of Seadrill Partners or its subsidiaries and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill Partners and its subsidiaries are unsecured, bear interest at a rate equal to LIBOR plus approximately 4% per annum, and are intended to be settled in the ordinary course of business.

Receivables (payables) with Seadrill Partners and its subsidiaries as of June 30, 2014 consisted of the following:

(In US$ millions)	June 30, 2014
Rig financing agreements	251
$109.5 million Vendor financing loan	110
$100 million discount note	—
Other receivables	158
Other payables	(46)
Other Related parties

The Company transacts business with the following related parties, being companies in which our principal shareholder Hemen Holding Ltd ("Hemen") has a significant interest:

•	Ship Finance International Limited ("Ship Finance")

•	Metrogas Holdings Inc ("Metrogas")

•	Archer Limited ("Archer")

•	Frontline Management (Bermuda) Limited ("Frontline")

Ship Finance transactions
We have entered into a number of sale and leaseback contracts for several drilling units with Ship Finance, a company in which our principal shareholders, Hemen and companies associated with Hemen have a significant interest. The shares of Hemen are held by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are consolidated in our financial statements. Refer to Note 17  Variable Interest Entities (VIEs). The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated financial statements.

In the six month periods ended June 30, 2014 and 2013, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:

(In US$ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
West Polaris	13	19	27	37
West Hercules	20	19	39	38
West Taurus	27	29	54	57
West Linus	12	—	16	—
Total	72	67	136	132

These lease costs are eliminated on consolidation.

Metrogas transactions

On December 10, 2013, the $1,121 million facility with Lloyds Bank TSB as agent was transferred to DNB Bank ASA as new agent and to Metrogas Holdings Inc, a related party, as new lender. There have been no other  changes to the facility.  As Metrogas is a related party of the Company, the proportion of the facility related to Metrogas has accordingly been reclassified as debt due to related parties on the balance sheet. The outstanding balance as of June 30, 2014 was $379 million.

Archer transactions

On February 8, 2013, in conjunction with the private placement of Archer, Seadrill provided a guarantee to Archer on its payment obligations on a certain financing arrangements. The maximum liability to Seadrill is limited to $100 million with a guarantee fee of 1.25%.

On July 31, 2013, we provided Archer with an additional guarantee of $100 million, which was provided as part of Archer's divestiture of a division, to support Archer's existing bank facilities. The guarantee fee is 1.25% per annum.

On December 31, 2013, we provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of  €56 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

These guarantee fees are included in other financial items in our consolidated statement of operations.

Frontline transactions

Frontline provides certain management support and administrative services for the Company, and charged the Company fees of $2.7 million and $1 million for the six months ended June 30, 2014 and 2013 respectively.  These amounts are included in general and administrative expenses.

Note 19 – Commitments and contingencies

Purchase Commitments

At June 30, 2014, we had twenty contractual commitments under newbuilding contracts. The contracts are for the construction of three semi-submersible rigs, eight drillships and, nine jack-up rigs. The units are scheduled to be delivered in  2014, 2015, and 2016. As of June 30, 2014 we have paid $2,290 million related to these rigs, including payments to the construction yards and other payments, and are committed to make further payments amounting to $6,266 million. These amounts include contract variation orders, spares, accrued interest expense, construction supervision and operation preparation.

The maturity schedule for the remaining payments is as follows:

(In US$ millions)	As of June 30, 2014
2014	2,134
2015	3,520
2016	612
Total	6,266

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities.  We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of June 30, 2014.

Note 20 – Assets held for sale

During the six months period ended June 30, 2014, a subsidiary of the Company entered into a joint venture agreement to form SeaMex Ltd with an investment fund controlled by Fintech Advisory Inc. (Fintech),  for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex and to pursue other opportunities in Mexico and other Latin American countries.  The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs will be included in the joint venture.  The joint venture will become effective upon meeting certain closing conditions.  On the completion of the transaction, the Company will no longer control the entities that own and operate these drilling units,  and as such the Company will deconsolidate these entities and subsequently recognize its investment in the joint venture.  Accordingly, the assets and liabilities held within the Company's consolidated balance sheet that are related to the disposal group have been reclassified as held for sale and depreciation has ceased for these related assets.  We have not presented this disposal group as discontinued operations in our statement of operations as we will continue to hold significant influence over SeaMex Ltd.

Assets and liabilities held in the Company's consolidated balance sheet included as held for sale are shown below:

(In US$ millions)	As at June 30, 2014
ASSETS
Current assets
Cash and cash equivalents	17
Accounts receivables, net	48
Other current assets	11
Total current assets	76

Non-current assets
Newbuildings	254
Drilling units	721
Goodwill	41
Other non-current assets	32
Total non-current assets	1,048
Total assets	1,124

LIABILITIES
Current liabilities
Trade accounts payable	(8)
Other current liabilities	(49)
Total current liabilities	(57)

Non-current liabilities
Other non-current liabilities	(26)
Total non-current liabilities	(26)
Total liabilities	(83)

Note 21 – Subsequent Events

Sale of partial direct ownership interest in Seadrill Operating LP
On July 22, 2014, the Company sold 28% of the total limited partner interests in Seadrill Operating LP, a controlled subsidiary of Seadrill Partners, to Seadrill Partners.  Total proceeds received from this transaction by the Company were $373 million.  As a result of this transaction, the Company's ownership interest in Seadrill Operating LP was reduced from 70% to 42%.

$650 million Convertible Bond

On July 18, 2014, the Company made a voluntary incentive offer to convert any and all of the $650 million principal amount of 3.375% Seadrill convertible bonds due 2017.  Holders of $648.9 million of principal amount accepted the offer for early conversion.  Holders converted at the contractual conversion price of $27.69, and also received an incentive payment of $12,102.95 per $100,000 principal amount of bond held.  As a result of the transaction, the number of common shares outstanding in Seadrill increased by 23,827,745.

Seadrill Limited

STATEMENT BY THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

We confirm, to the best of our knowledge, that the condensed financial statements for the period January 1 to June 30, 2014 has been prepared in accordance with US GAAP – Interim Financial Reporting, and gives a true and fair view of the
Group's assets, liabilities, financial position and profit as a whole. We also confirm, to the best of our knowledge, that the interim report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related transactions.

August 27, 2014

The Board of Directors	Per Wullf
Seadrill Limited	CEO and President Seadrill Management Limited
Hamilton, Bermuda	London, United Kingdom